Exhibit 99.102

Amaya announces sale of Cadillac Jack to AGS for C$476 million

MONTREAL, March 30, 2015 /CNW/ - Amaya Inc. (“Amaya” or the “Corporation”) (TSX: AYA) announced today that it entered into a definitive agreement (the “Agreement”) to sell (the “Transaction”) 100% of the issued and outstanding shares of Amaya Americas Corporation (“Amaya Americas”), the indirect parent company of Cadillac Jack, Inc. (“Cadillac Jack”) to AGS, LLC, (“AGS” or the “Purchaser”), an affiliate of funds managed by Apollo Global Management, LLC (together with its consolidated subsidiaries, “Apollo”) (NYSE: APO). All dollar ($) figures are in Canadian dollars unless noted otherwise.

Pursuant to the Agreement, AGS will purchase all of the shares of Amaya Americas for an aggregate purchase price of approximately $476 million1, comprising cash consideration of $461 million, subject to adjustment, and a $15 million Payment-in-kind Note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date.

“Cadillac Jack has grown its business significantly in new geographies and new markets under Amaya, and we are very proud of the efforts of its management and its employees,” said Amaya CEO David Baazov. “We are confident that combining Cadillac Jack with AGS presents a strong opportunity to expedite the company’s growth strategy, while at the same time crystallizing on the strong value created in the business to benefit Amaya’s shareholders.”

The Transaction is anticipated to close in 2015, subject to receipt of gaming regulatory and antitrust approvals and other customary closing conditions.

Net proceeds from the Transaction will be used primarily for deleveraging, including the repayment of Cadillac Jack’s existing senior secured term loan and mezzanine debt. The Transaction is a result of Amaya’s previously announced strategic review to explore alternatives for Cadillac Jack with the fundamental objective of expediting Cadillac Jack’s growth strategy and maximizing value for Amaya’s shareholders.

Macquarie Capital and Deutsche Bank Securities Inc. are acting as Amaya’s co-financial advisors in connection with the Transaction, and Greenberg Traurig, P.A. is serving as legal advisor to Amaya in connection with the Transaction.

ABOUT CADILLAC JACK

Cadillac Jack is a leading designer and supplier of electronic games and systems for the regulated global gaming industry with more than 13,000 units installed in hundreds of casinos across the United States and Mexico, the majority on a recurring revenue basis. The company is a leader in the Class II Native American and Mexican gaming markets and has recently established a growing business in Class III machines for the Native American, commercial and charity markets. Cadillac Jack has recently begun to develop online versions of some of its popular land-based game titles. Cadillac Jack’s product portfolio includes an expansive games library of more than 165 game titles available on multiple cabinets, progressive product lines, and slot management services and systems.

[1]	Based on USD to CAD exchange rate of 1.2471 as of March 26, 2015. Purchase price is USD$370 million plus USD$12 million PIK Note.

ABOUT AGS

AGS is a full-service designer and manufacturer of gaming products for the casino floor. The Company’s roots are in the Class II, Native American market, and it has recently expanded its product lines to include top performing slot games for the Class III commercial marketplace as well as live felt table games. Connect with the Company on its corporate website, Facebook, Twitter and LinkedIn.

ABOUT APOLLO GLOBAL MANAGEMENT

Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, Bethesda, Toronto, London, Frankfurt, Luxembourg, Madrid, Singapore, Mumbai and Hong Kong. Apollo had assets under management of approximately $160 billion as of December 31, 2014 in private equity, credit and real estate funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. For more information about Apollo, please visit www.agm.com.

ABOUT AMAYA

Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in major global casinos, and poker programming created for television and online audiences. Amaya also provides B2B interactive and physical gaming solutions to the regulated gaming industry.

Forward-Looking Statements

Certain statements included herein, including those that express management’s expectations including regarding completion of the transactions, constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic, regulatory and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward-looking statements. Except as required by law, Amaya does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE Amaya Inc.

%SEDAR: 00029939E

For further information: For investors: Tim Foran, ir@amaya.com, +1.416.545.1325; For media: Eric Hollreiser, press@amaya.com

CO: Amaya Inc.

CNW 08:30e 30-MAR-15